# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stoke Therapeutics, Inc., CIK 0001623526
CUSIP: 86150R107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 45 Wiggins Ave, Bedford, Massachusetts (MA), 01730
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,375,931; sole dispositive power 0; shared dispositive power 4,375,931; aggregate amount beneficially owned 4,375,931 (8% of the class)
  Comment: Redmile Group, LLC's beneficial ownership of the Issuer's common shares ("Common Stock") is comprised of 4,375,931 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC (collectively, the "Redmile Clients"), including Redmile Biopharma Investments III, L.P. ("RBI III"). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of such Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on 54,596,924 shares of Common Stock outstanding as of April 30, 2025, as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on May 13, 2025 (the "Form 10-Q").
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 4,375,931; sole dispositive power 0; shared dispositive power 4,375,931; aggregate amount beneficially owned 4,375,931 (8% of the class)
  Comment: Jeremy C. Green's beneficial ownership of the Common Stock is comprised of 4,375,931 shares of Common Stock owned by certain Redmile Clients, including RBI III. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of such Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on 54,596,924 shares of Common Stock outstanding as of April 30, 2025, as reported by the Issuer in the Form 10-Q.
- Redmile Biopharma Investments III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,505,612; sole dispositive power 0; shared dispositive power 3,505,612; aggregate amount beneficially owned 3,505,612 (6.4% of the class)
  Comment: Percentage based on 54,596,924 shares of Common Stock outstanding as of April 30, 2025, as reported by the Issuer in the Form 10-Q.

## Item 1. Issuer
Name of issuer: Stoke Therapeutics, Inc.
Address of issuer's principal executive offices: 45 Wiggins Ave, Bedford, MA, 01730

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Redmile Biopharma Investments III, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

Redmile Biopharma Investments III, L.P.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
Redmile Biopharma Investments III, L.P.: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 4,375,931 (1)
Jeremy C. Green - 4,375,931 (1)
Redmile Biopharma Investments III, L.P. - 3,505,612
Percent of class:
Redmile Group, LLC - 8.0% (2)
Jeremy C. Green - 8.0% (2)
Redmile Biopharma Investments III, L.P. - 6.4% (2)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 4,375,931 (1)
Jeremy C. Green - 4,375,931 (1)
Redmile Biopharma Investments III, L.P. - 3,505,612
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 4,375,931 (1)
Jeremy C. Green - 4,375,931 (1)
Redmile Biopharma Investments III, L.P. - 3,505,612

(1) Redmile Group, LLC's and Jeremy C. Green's beneficial ownership of the Issuer's Common Stock is comprised of 4,375,931 shares of Common Stock owned by the Redmile Clients, including RBI III. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) Percentage based on 54,596,924 shares of Common Stock outstanding as of April 30, 2025, as reported by the Issuer in the Form 10-Q.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (08/14/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (08/14/2025)
- Redmile Biopharma Investments III, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments III (GP), LLC, general partner of Redmile Biopharma Investments III, L.P. (08/14/2025)